UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 3, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

Management Change at NXP

Eindhoven, The Netherlands, March 3, 2009 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that Marc de Jong, Executive Vice President and General Manager of the Automotive and Identification Business Unit, has decided to leave NXP effective April 1, 2009.  Marc has decided to rejoin Philips, where he spent over 20 years prior to joining NXP in 2005.

“I regret Marc’s decision but respect it. Marc played an important role during the spin off from Philips and has built strong Automotive and Identification organizations with leading positions in the market place. I would like to thank Marc for his significant contribution to the company and wish him success at Philips,” commented Richard Clemmer, NXP Chief Executive Officer.

Following this change, responsibility for the Automotive and Identification Business Unit will be taken over on an ad interim basis by Rick Clemmer and Alexander Everke in addition to their existing remits.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:
Lieke de Jong-Tops
Tel. +31 40 27 25202
lieke.de.jong-tops@nxp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of March 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)